[FAEGRE & BENSON]

[*****] = Certain confidential information contained in this document, marked with brackets, has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

November 14, 2005

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission Mail Stop 7010 100 F Street, N.E. Washington, DC 20549-7010
Attention:	Matt Franker Staff Attorney
Re:	Crocs, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-127526

Ladies and Gentlemen:

        On behalf of our client, Crocs, Inc., (the "Company"), we are pleased to submit this response to the comments of the Staff, as set forth in a letter dated October 25, 2005 to Ronald R. Snyder, Chief Executive Officer of the Company, on the registration statement referenced above (the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). This is a resubmission of materials delivered on November 3, 2005 to the Commission and is substantially the same as the previous submission, with the exception of clarifying revisions in the response to comment 9. This letter contains responses to the Staff's comments 6 to 12. Please note that the Company intends to file an amendment to the Registration Statement after the Staff has reviewed the Company's responses contained in this letter, and will electronically file a separate response letter responding to all the Staff's comments at that time.

        The appendices set forth herein have been supplied by the Company for use in connection with the Staff's review of the responses described below, and all such responses have been reviewed and approved by the Company.

        To assist the Staff in reviewing the Company's responses, we are delivering by overnight mail to Mr. Franker two copies of this letter and the appendices set forth herein.

Note 14. Equity, page F-26.

        6.     Comment: We note your response to prior comment 14. It remains unclear to us how your common stock value increased from $790 per share at May 1, 2005 to an estimated pre-stock split IPO range per share of $4,060 to $4,640, which represents an increase in value of 414% to 487% in an approximately five month period. Given that you provided an estimated range to us in your response dated September 27, 2005, it also remains unclear how your common stock value increased from $1,670 to an estimated pre-stock split IPO range per share of $4,060 to $4,640, which represents an increase in value of 143% to 178% over a 26 day period. Your responses do not adequately address the factors that contributed to these increases. Please provide a detailed explanation of the specific facts and circumstances that led to these increases in value. Your explanation should show the estimated impact of each significant factor contributing to the increase in values.

CONFIDENTIAL TREATMENT REQUESTED BY CROCS, INC.

  Response:

  Clifton Gunderson LLP ("Clifton") Valuations

        To assist in explaining the change in the valuation from December 31, 2004 through September 1, 2005, the Company performed regression analyses on the following inputs to the Clifton valuation reports which estimated the fair market value as of December 31, 2004, May 1, 2005, June 30, 2005, August 1, 2005, and September 1, 2005: projected revenues, estimates of required working capital, and the minority interest/marketability discounts. Projected net income was not included in the regression analysis as projected net income margins were reasonably consistent in all 2006 projections (between 18% and 20%) and the changes would be represented in the projected revenue changes. The regression analysis separately quantifies the impact of each input on the change in the estimated fair market value from $398 per share as of December 31, 2004 to $1,670 per share as of September 1, 2005. See this regression analysis in Appendix 1.

        The following sections describe the events that occurred from January 1, 2005 to September 1, 2005 that directly affected each aforementioned input (projected revenues, working capital, WACC, and minority/marketability discounts) and their individual impact on the valuations.

  I. Factors that Impacted Management's Projections of Revenue

        The driver of projecting revenues for 2005 through 2009 was management's estimates of the number of customer retail store locations carrying the Crocs product line. Appendix 1 presents the following impact on the discounted cash flow method valuations for the portion of the change in fair value related to projected revenue:

•	Change in valuation between December 1, 2004 and May 1, 2005	56.4%
•	Change in valuation between May 1, 2005 and June 30, 2005	100.0%
•	Change in valuation between June 30, 2005 and August 1, 2005	41.3%
•	Change in valuation between August 1, 2005 and September 1, 2005	78.7%

        Projected revenues were the primary factor influencing the valuation of the Company. Additionally, it is important to note that other key market/company factors such as management infrastructure, production capacity, logistics capabilities, global operational effectiveness, brand awareness and recent operating results were taken into consideration in order to determine the likelihood of the Company attaining the revenue projections. However, these supplemental factors are only considered in determining whether the revenue projections are attainable based on the number of locations in which the Company retails its products, and do not, in themselves, contribute additional potential revenues.

        Appendix 2 presents an analysis of the impact on projected 2006 revenues to updated actual doors (retail customer locations), the monthly and annual revenue rate per door, and projected 2006 number of retail store locations. As shown in Appendix 2, between April and August 2005, all of the above factors experienced significant increases. The following paragraphs explain the factors that contributed to the actual increases in retail store locations, doors, and revenue per door as well as factors that caused management to increase their projections for 2006.

CONFIDENTIAL TREATMENT REQUESTED BY CROCS, INC.

        In April and May 2005, the Company's executive management established a global senior sales team by hiring new sales executives. As a result of the growth of the sales team and the implementation of a stronger sales infrastructure, by June the Company was in negotiations with several potentially large customers. Management believed that these negotiations would ultimately be successful and, therefore, the projected number of retail door locations was increased from April levels. At the time of the June 30th valuation, retail agreements had been finalized or were in final negotiations with new customers. The impact of obtaining these new key customers was an increase to the 2006 retail customer store location projection by [*****]. Appendix 2 includes a detailed listing of new key retailers with whom the Company had finalized, or with whom it was in the process of finalizing, negotiations at this time, along with their estimated number of doors for 2006. The increase of an additional [*****] customer door locations increased the 2006 projected revenue from $127.7 million to [*****] ([*****] new doors multiplied by an annual run rate of [*****] per door). In addition to the increase in the number of doors for 2006, the annual revenue rate per door increased from [*****] (as of the May 1st valuation) to [*****] per door based on actual revenue run rates per door at June 30, 2005. The change in the annual revenue run rate per door from [*****] to [*****] increased the projected 2006 revenue an additional [*****] ([*****] doors X additional [*****] revenue per door) to $194.2 million.

        In order to attain the projected increase in revenues, the Company's management concluded that it would need to increase the production of its footwear products in its Company-operated manufacturing facilities and at its third-party manufacturers. On June 30, 2005, a Board of Directors meeting was conducted and the future potential revenue projections were presented. At this meeting, the Board approved a proposal to increase production capacity in support of the anticipated 2005 increase in demand and to support the projected increase in demand for 2006. Capacity increases were initiated at the Company-operated facility in Mexico as well as in China at one of the Company's third-party manufacturers. Additionally, on-going capacity increases were accelerated in order to support the production of products for sales to additional customers that were recently added to the Company's existing customer base. Furthermore, the capacity increases would cause a build-up in inventory, thus improving the Company's logistics flexibility. The larger inventory stock would enhance the Company's ability to readily supply customers with an increasing number of footwear models.

        Also in June, the Company reviewed the services being provided to the Company by its distributor and logistics provider. Based on the analysis, the Company determined that it would be necessary to transition its distribution services to a more robust provider in order to support the Company's recent higher monthly revenue volumes and the increased 2006 revenue projections. As such, during the first weekend in July, the Company transitioned from its former distributor, Exel, to Expeditors International ("Expeditors"), and began utilizing 50,000 sq. feet of Expeditors's warehouse to support its US distribution of products.

        In July, retail agreements were finalized or in final negotiations with additional large key customers, thereby increasing the 2006 retail customer store location projection by a total of [*****] doors (Appendix 2). Appendix 2 includes a detailed listing of new key accounts along with their estimated number of doors size that were finalized as of July. The additional projected [*****] new doors increased the projected 2006 number of retail store locations to [*****] and increased the 2006 projected revenue from $194.2 million to $209.1 million (excluding the relatively minor affects of the reduction in annual revenue rates from [*****] to [*****] per door based on actual revenue run rates per door at July 31, 2005). These new revenue projections were used by Clifton in their August 1, 2005 valuation. In addition, in order to meet the increased production requirements, capacity increases continued at the Company-operated manufacturing facility in Mexico and at its third-party manufacturer in China during the month of July.

CONFIDENTIAL TREATMENT REQUESTED BY CROCS, INC.

        In August, retail agreements were finalized with [*****] that resulted in an estimated increase in projected doors of [*****] (see Appendix 2). The impact of the agreement with [*****] was to increase the 2006 projected number of retail store locations to [*****] and to increase the 2006 projected revenue from $209.1 million to $239.6 million (although [*****] of the increase was due to a [*****] increase in the annual revenue rate per door (from [*****] to [*****]) based on actual revenue run rates per door at August 31, 2005). These new revenue projections were used by Clifton in their September 1, 2005 valuation. Capacity increases continued as a new third-party manufacturer in China began to produce footwear products for the Company. The square footage the Company utilized at Expeditors's facility increased from 50,000 sq. feet to 150,000 sq. feet in order to meet the continued increase distribution and logistics services required to meet corresponding increases in demand for its products.

  II. Change in Projections of Required Working Capital

        The discounted cash flow model incorporates the projected cash outflow (or inflow) due to changes in working capital. Typically, companies such as Crocs, Inc. that are experiencing a significant increase in revenues require significant increases in their working capital balances. In estimating the Company's additional working capital requirements, the 2003 and 2004 working capital balances (as a percentage of revenues) were used for the December 31, 2004 through the June 30, 2005 dates of valuation. Historically, working capital as a percentage of revenue decreased from 1120% in 2002 to 9% for 2004. However, beginning with the August 1, 2005 valuation, the Company's working capital requirements were re-examined. Quarterly projected balance sheets were analyzed to determine the working capital needs going forward. Based on analyzing the projected balance sheets, management estimated that the Company's working capital was expected to rise from approximately 9% of revenue to approximately 14% of revenue. As presented in Appendix 1, the change in the projected working capital assumptions had the following impact on the discounted cash flow valuations:

•	Change in valuation between December 1, 2004 and May 1, 2005	0.0%
•	Change in valuation between May 1, 2005 and June 30, 2005	0.0%
•	Change in valuation between June 30, 2005 and August 1, 2005	(8.3%)
•	Change in valuation between August 1, 2005 and September 1, 2005	0.0%

  III. Factors Affecting Minority Interest and Marketability Discounts

        The size of the combined discounts for lack of control (i.e., minority interest discount) and lack of marketability were influenced by the potential IPO. As both the time to the expected IPO decreased and the probability of successfully executing a public offering increased, the combined discount decreased from the December 31, 2004 date of valuation to the September 1, 2005 date of valuation from 32.0% to 14.4%. To measure the size of the marketability discount, a put option analysis was performed along with an analysis of various restricted stock and IPO studies. As presented in Appendix 1, the steady decrease in the combined discounts had the following impact on the valuations:

•	Change in valuation between December 1, 2004 and May 1, 2005	43.6%
•	Change in valuation between May 1, 2005 and June 30, 2005	0.0%
•	Change in valuation between June 30, 2005 and August 1, 2005	67.0%
•	Change in valuation between August 1, 2005 and September 1, 2005	21.3%

CONFIDENTIAL TREATMENT REQUESTED BY CROCS, INC.

  Analysis of Clifton's Valuations Compared to the Projected IPO Price

        Management tested the reasonableness of Clifton's methodologies by changing certain assumptions used in Clifton's valuations and measuring the impact of the changes on a resulting "hypothetical" valuation. As previously noted, Clifton's valuations increased from $790 as of May 1, 2005 to $1,670 as of September 1, 2005. The initial price range provided by the underwriters was a pre-IPO stock split range of $4,060 to $4,640. However, the estimated range provided by the underwriters was a projected valuation range as of a future date when the Company would be a public company (expected to be mid- to late-November 2005) and not necessarily indicative of the value as of the date the range was provided. Using changed assumptions that, as described below, would be more appropriate for the valuation of a public company, the Clifton methodologies arrive at a hypothetical valuation that is very close to the currently-contemplated IPO valuation.

        A summary of the assumptions used by Clifton and changes made to the assumptions in the Company's hypothetical valuation is as follows:

Assumption	9/1/05 Valuation	Change		Hypothetical IPO
2006 Projected Revenue	$240 million	—		$240 million
Small Stock Premium	6.4% (10th decile)	-4.0%		2.4% (8th decile)
Company-Specific Premium	10.0%	-7.0%		3.0%
WACC	26.0%	-10.0%		16.0%
Guideline Company Multiples
Price-Proj. Earnings	not used	n.a.		14.0x
MVIC/Proj. EBIT	not used	n.a.		8.8x
MVIC/Proj. Revenue	1.1x	0.8	x	1.9x
Discount for Lack of Control	7.5%	0.0%		7.5%
Discount for Lack of Marketability	7.5%	-7.5%		0.0%

  Change to the Small Stock Premium

        The small stock premium is based on empirical data of returns (price appreciation plus dividends) since 1926 published by Ibbotson Associates. It measures the average excess return of smaller public companies (as measured by market capitalization) over the return predicted by a capital asset pricing analysis. At the projected market capitalization, the 8th decile of the New York Stock Exchange would apply to the Company. The difference between the 8th decile and the 10th decile (used by Clifton) is a premium that is approximately 400 basis points lower.

  Change to the Company-Specific Premium and WACC

        Company specific premiums are relatively subjective in nature in that unlike for example the risk free rate, they are not empirically observable in the market. In order to quantify this risk premium appraisers assess such factors as the breadth and depth of management, historical results versus projected results, the company's access to capital, reliance on key personnel, etc. Typically, ongoing public companies would have a low to nonexistent company-specific premium; their risk is primarily a function of the market and industry risk. However, it is management's opinion that reasonable investors would demand a higher rate of return (relative to the industry) to invest in the Company's securities due to the fact that the Company is a new entrant into the extremely competitive footwear industry and management's aggressive revenue and earnings projections. Management and Clifton believe that a 3% company specific premium is a reasonable estimate of its additional risk. The change in estimated WACC is solely due to the aforementioned company-specific and small stock premium adjustments.

CONFIDENTIAL TREATMENT REQUESTED BY CROCS, INC.

  Change to the Guideline Company Multiples

        The guideline-company multiples are based on market data. The price to projected earnings multiple as well as the market value of invested capital ("MVIC") to projected EBIT multiple were not used by Clifton in the September 1, 2005 and prior valuations. Assuming that the Company is publicly-traded, its cost of capital would be significantly reduced as compared to a similar privately-held company. The MVIC/Projected Revenue multiple is a "cost of capital" (i.e., the inverse of the multiple is a "capitalization" rate). As the cost of capital decreases, the corresponding inverse multiple increases. The Company's projected profit margins are higher than the median and average for the guideline set of companies. One high-profit guideline company has a MVIC/Projected Revenue multiple of approximately 1.9x. Management believes that, if the Company were a publicly-traded company, its MVIC/Projected Revenue multiple would approximate 1.9x.

  Changes in Discount for Lack of Marketability

        The discount for lack of marketability would be zero if the Crocs was a publicly-traded entity.

  Summary

        Using the changed assumptions reflected in the table on Page 6, Clifton's discounted cash flow analysis would result in a hypothetical total equity value of approximately $590 million. Using a guideline analysis utilizing market multiples similar to other public entities, Clifton's Guideline approach results in indicated hypothetical values ranging from approximately $470 million to $660 million. Based on the indicated values of the discounted cash flow analysis and the guideline company methods, a reasonable estimate of the Company assuming that it is a publicly-traded entity is approximately $600 million.

        Adjusting for the estimated fair value of the Company's preferred shares, the hypothetical per share value of the Company's common stock is approximately $4,220 on a control interest basis (i.e., prior to a minority interest discount). The estimated hypothetical per share value of the Company's common stock is approximately $3,900 on a marketable minority interest basis (i.e., after subtracting a 7.5% minority interest discount). Using the September 1, 2005 valuation points in the hypothetical "public company" model, the hypothetical $3,900 per share value is within 4% of the lower end and 12% of the midpoint of the proposed range of IPO prices provided by the underwriters.

        7.     Comment: You state that the underwriters based their valuation on a multiple of projected net income for 2006. Piper Jaffray and Thomas Weisel Partners used multiples based on comparable companies. Please tell us the projected net income amount for 2006 that was used by the underwriters in arriving at their valuation.

        Response: The projected net income amount for 2006 that was used by the underwriters in arriving at their valuation was $46.1 million and used a multiple of 15x to 17x. The shares outstanding used to calculate the price range include common shares outstanding, redeemable common shares outstanding, Series A shares outstanding, stock awards and stock options outstanding (calculated using the treasury stock method) and expected primary shares to be offered.

        8.     Comment: Please provide us with a timeline regarding the events that led up to the proposed IPO and the filing of the Form S-l. Please specifically address the following in your timeline:

  •
  Tell us when you initially began to consider pursuing an IPO;

CONFIDENTIAL TREATMENT REQUESTED BY CROCS, INC.

  •
  On page 43 of the valuation provided as of December 31, 2004, it states that as of the December 31, 2004 date of valuation you had begun initial discussions with investment bankers regarding the possibility of executing an IPO. Tell us the specific date you began initial discussions with underwriters regarding your potential IPO. In these initial discussions as well as any additional discussions held through December 31, 2004, tell us what the proposed price ranges for the sale of your common stock were as well as the estimated market capitalization and valuation amounts discussed; and

  •
  In the valuations provided as of May 1, 2005, June 30, 2005, and September 1, 2005, it states that as of these updated dates of valuation, the time to a potential IPO was shortened. For each date subsequent discussions were held with underwriters regarding the potential IPO, tell us what the proposed price ranges for the sale of your common stock were well as the estimated market capitalization and valuation amounts discussed.

        Response: In the fall of 2004, the CEO of the Company initially began to consider the possibility of an IPO. In October and November 2004, the CEO and CFO held initial discussions with investment banking firms to learn about the IPO process. IPO price ranges were presented at this time. The enterprise value estimates presented at this time ranged from $260 million to $421 million. The estimated offering proceeds provided at this time ranged from $40 million to $100 million. No price ranges were provided. It should be noted however that these were marketing materials and did not involve any due diligence procedures by the firms.

        The Company's Board of Directors discussed the possibility of an IPO at the Board meeting on December 6, 2004. The presentations by the investment bankers from the fall were reviewed at this Board meeting. From the date of this board meeting through mid-February, the Company continued to hold discussions with various investment banking firms. No new valuations were presented during this time. The Company engaged Thomas Weisel Partners LLC to be the lead underwriter of the IPO process on March 2, 2005. The lead underwriter was later changed to Piper Jaffray in June 2005.

        Prior to August 5, 2005, the Company and the underwriters held informal discussions relating to valuations, but the valuations were still within the threshold of the original estimates provided in October and November of 2004. Between August 5 and August 15, 2005, the Company engaged in additional valuation discussions with Piper Jaffray, and although discussions were held regarding potential Company valuations, the underwriters did not provide the Company with a formal written analysis of the IPO valuation and pre-split price range until September 23, 2005. On September 23, 2005, before filing Amendment No. 1 to the Company's Registration Statement on Form S-1, the current IPO price range of $4,060 to $4,640 was provided by the underwriters to the Company.

        9.     Comment: We note your response to prior comment 15. Please help us understand what consideration was given by Clifton Gunderson LLP of the proposed IPO in arriving at the estimated values of your common stock. Specifically, tell us what consideration was given to the estimated price ranges discussed with your underwriters, including the estimated price range of $4,060 to $4,640 on a per share pre-stock split basis provided in your response dated September 27, 2005.

        Response: The IPO price range and accompanying analysis provided by the underwriters on September 23, 2005 was not presented to the Company until this date. Clifton was aware of the possibility of an IPO and appropriately took into account the possibility of an IPO in their minority/marketability discounts in the valuations. Clifton's most recent valuation has a date of September 1, 2005. The estimated price range of $4,060-$4,640 was not available at this date and accordingly was not specifically considered in this valuation or any previous valuations. However, prior to finalizing the September 1, 2005 valuation, the estimated price range was available. See also the discussion in the response to comment 8.

CONFIDENTIAL TREATMENT REQUESTED BY CROCS, INC.

        10.   Comment: Please tell us more about how you arrived at the amount that should be allocated to preferred stock as of each valuation date. Please clarify whether one of the three methods included in Chapter 10 of the AICPA's Practice Aid on the "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" were used. Given that you expect all of your outstanding Series A preferred stock to automatically convert into shares of your common stock in connection with the closing of the IPO, tell us what consideration was given to this conversion in the valuations performed.

        Response: The Series A preferred stock was valued consistently with the common stock throughout all of the valuations performed by Clifton using the probability-weighted expected returns method giving consideration to the right and preferences of the Series A preferred stock (which consist primarily of liquidation and dividend preferences). The discount rate used for the outstanding Series A preferred stock was slightly lower than the rate used for the common stock due to the preference feature on the Series A shares. The preference shares were not included in the overall equity value of the common because they were not common shares at the date of valuation.

        11.   Comment: The valuations use three appraisal methods to arrive at an estimated value of your total equity. It is not clear how you arrive at the final estimated value of your total equity based on these three values. Please explain how you calculate the final estimated value based on these three amounts.

        Response: The three appraisal methods were used by Clifton to ensure the value was within an appropriate range. Each method provided Clifton with a potential valuation, and Clifton then used its professional judgment to determine which of the three methods provided the most reasonable valuation for the Company. The equity value was more heavily weighted to the discounted cash flow method as management and Clifton believed it to be the most appropriate method. See the table in Appendix 3 for an analysis of the three methods and the selected valuation.

        12.   Comment: In the Timeline of Events provided in Exhibit 3, you highlight various factors that occurred in the period from January 1, 2005 through May 1, 2005 and from May 1, 2005 through September 1, 2005. For each significant factor listed including Dillards becoming a new customer and the increases in the number of customers and store locations, tell us the quantitative impact these factors had on your projected revenue and income amounts as of each valuation date.

        Response: The Company has discussed the significant factors included in the Timeline of Events schedule in its response to the Staff's Comment 6 above.

        If we can facilitate the Staff's review of responses to comments 6 through 12, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3664, Nate Ford at (303) 607-3662, or Jeff Sherman at (303) 607-3649. Any of us may also be reached toll-free at (800) 525-2086. Our fax number is (303) 607-3600. Thank you again for your time and consideration.

Very truly yours,
FAEGRE & BENSON LLP
By:	/s/ MICHAEL M. MCGAWN Michael M. McGawn
cc:
Ronald R. Snyder, Crocs, Inc.
Caryn D. Ellison, Crocs, Inc.
R. Gregory Spiers, Deloitte & Touche LLP

CONFIDENTIAL TREATMENT REQUESTED BY CROCS, INC.

APPENDIX 1
ANALYSIS OF PRICE CHANGES

VARIABLES	REGRESSION COEFFICIENT
Combined Discounts (Lack of Control and Marketability)	(2,083.56)
Required Working Capital (As a Percentage of Revenue)	(333.80)
Year 2 (2006) Projected Revenue (First Full Year)	0.005841
		VARIABLE AS OF:
12/31/04 TO 5/01/05 PRICE CHANGE					PRICE PER SHARE IMPACT
	COEFFICIENT	12/31/04	5/1/05	CHANGE		%
Combined Discounts (Lack of Control and Marketability)	(2,083.56)	32.0%	23.5%	-8.5%	$177.10	43.6%
Required Working Capital (As a Percentage of Revenue)	(333.80)	8.8%	8.8%	0.0%	—	0.0%
Year 2 (2006) Projected Revenue (First Full Year)	0.005841	$88,542	$127,723	$39,181	228.85	56.4%

					$405.95
		VARIABLE AS OF:
5/01/05 TO 6/01/05 PRICE CHANGE					PRICE PER SHARE IMPACT
	COEFFICIENT	5/1/05	6/1/05	CHANGE		%
Combined Discounts (Lack of Control and Marketability)	(2,083.56)	23.5%	23.5%	0.0%	$—	0.0%
Required Working Capital (As a Percentage of Revenue)	(333.80)	8.8%	8.8%	0.0%	—	0.0%
Year 2 (2006) Projected Revenue (First Full Year)	0.005841	$127,723	$194,229	$66,506	388.46	100.0%

					$388.46
		VARIABLE AS OF:
6/01/05 TO 8/01/05 PRICE CHANGE					PRICE PER SHARE IMPACT
	COEFFICIENT	6/1/05	8/1/05	CHANGE		%
Combined Discounts (Lack of Control and Marketability)	(2,083.56)	23.5%	16.8%	-6.8%	$140.64	67.0%
Required Working Capital (As a Percentage of Revenue)	(333.80)	8.8%	14.0%	5.2%	(17.36)	-8.3%
Year 2 (2006) Projected Revenue (First Full Year)	0.005841	$194,229	$209,050	$14,821	86.57	41.3%

					$209.85
		VARIABLE AS OF:
8/01/05 TO 9/01/05 PRICE CHANGE					PRICE PER SHARE IMPACT
	COEFFICIENT	8/1/05	9/1/05	CHANGE		%
Combined Discounts (Lack of Control and Marketability)	(2,083.56)	16.8%	14.4%	-2.3%	$48.18	21.3%
Required Working Capital (As a Percentage of Revenue)	(333.80)	14.0%	14.0%	0.0%	—	0.0%
Year 2 (2006) Projected Revenue (First Full Year)	0.005841	$209,050	$239,560	$30,510	178.21	78.7%

					$226.39

CONFIDENTIAL TREATMENT REQUESTED BY CROCS, INC.

APPENDIX 2
RETAIL CUSTOMER LOCATION PROJECTION CALCULATIONS

As of:	Apr-05		Jun-05		Jul-05		Aug-05
Doors (Retail Customer Locations)	[*****	]	[*****	]	[*****	]	[*****	]
Monthly Revenue Rate (per door)	[*****	]	[*****	]	[*****	]	[*****	]
Annual Revenue Rate (per door)	[*****	]	[*****	]	[*****	]	[*****	]
2006 Target Number of Retail Store Locations	[*****	]	[*****	]	[*****	]	[*****	]

New key account additions	[*****	]	[*****	]	[*****	]	[*****	]
New key account additions	[*****	]	[*****	]	[*****	]	[*****	]
New key account additions	[*****	]	[*****	]	[*****	]	[*****	]
New key account additions	[*****	]	[*****	]	[*****	]	[*****	]
New key account additions	[*****	]	[*****	]	[*****	]	[*****	]
New key account additions	[*****	]	[*****	]	[*****	]	[*****	]
New key account additions	[*****	]	[*****	]	[*****	]	[*****	]
New key account additions	[*****	]	[*****	]	[*****	]	[*****	]

Total New Large Customer Store Location Proejction	[*****	]	[*****	]	[*****	]	[*****	]
Adjusted 2006 Target Number of Retail Store Locations	[*****	]	[*****	]	[*****	]	[*****	]
2006 Revenue Projection	[*****	]	[*****	]	[*****	]	[*****	]

CONFIDENTIAL TREATMENT REQUESTED BY CROCS, INC.

APPENDIX 3
EQUITY VALUE ANALYSIS

	Methods
Valuation Dates	Equity Value	Discounted cash flow	Equity value as a % of DCF value	Prior Transaction	Equity value as a % of Prior Transaction Value	Guideline Company	Equity value as a % of Guideline Company value
December 31, 2004	82,000	77,600	105.67%	82,200	100%	84,500	97.0%
May 1, 2005	145,000	150,800	96.15%	82,200	176%	139,100	104.2%
June 30, 2005	220,000	238,600	92.20%	82,200	268%	185,700	118.5%
August 1, 2005	230,000	239,600	95.99%	77,700	296%	203,900	112.8%
September 1, 2005	280,000	301,900	92.75%	75,500	371%	231,400	121.0%